UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

Carnival Corporation
Carnival plc
(Name of Issuer)

Common Stock, par value $0.01 per share, of Carnival Corporation
Special Voting Share of Carnival plc
Trust Shares (representing beneficial interests in the P&O Princess Special Voting Trust)
(Title of Class of Securities)

Common Stock: 143658 30 0**
Special Voting Share: G7214F 12 2
Trust Shares: 143658 30 0**
(CUSIP Number)

Enrique Miguez, Esq.
General Counsel
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
(305) 599-2600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON MA 1994 B SHARES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,736,445
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,736,445
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON MA 1994 B SHARES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,736,445
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,736,445
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON MICKY ARISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,670,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 85,670,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,670,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON RICHARD L. KOHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 85,671,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,672,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON KLR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,419,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,419,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON NICKEL 2015-94B TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,736,445
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,736,445
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 8 of 12

The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by MA 1994 B Shares, L.P. (“B Shares, L.P.”), MA 1994 B Shares, Inc. (“B Shares, Inc.”), Micky Arison, Richard L. Kohan, KLR, LLC, Nickel 2015-94 B Trust (collectively, the Reporting Persons), Artsfare 2023-05 Trust No. 2 (formerly Artsfare 2005 Trust No. 2), Verus Protector LLC and Bessemer Trust Company of Delaware, N.A. (“Bessemer Trust Company”). This Amendment No. 27 is being filed to reflect the fact that as of February 9, 2024, as a result of organizational changes to the administration of Artsfare 2023-05 Trust No. 2, a trust established for the benefit of Marilyn B. Arison, Messrs. Arison and Kohan no longer have any voting or dispositive power over the Shares held by Artsfare 2023-05 Trust No. 2. As a result, Mr. Arison and Mr. Kohan no longer beneficially own the Shares held by Artsfare 2023-05 Trust No. 2 and Artsfare 2023-05 Trust No. 2, Verus Protector, LLC and Bessemer Trust Company have ceased to be in a group with the Reporting Persons. This Amendment is also being filed to revise Item 4 to reflect Bessemer Trust Company’s intent, as trustee of Artsfare 2023-05 Trust No. 2, depending on market conditions for the Issuer’s Shares and other conditions, to sell a portion of the Shares held by Artsfare 2023-05 Trust No. 2 from time to time. The Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

Item 2 is hereby amended by deleting any reference to Artsfare 2023-05 Trust No. 2 (formerly Artsfare 2005 Trust No. 2), Verus Protector, LLC and Bessemer Trust Company.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

As of February 9, 2024, as a result of organizational changes to the administration of Artsfare 2023-05 Trust No. 2 (formerly Artsfare 2005 Trust No. 2), a trust established for the benefit of Marilyn B. Arison, Messrs. Arison and Kohan no longer have any voting or dispositive power over the Shares held by Artsfare 2023-05 Trust No. 2. As a result, Mr. Arison and Mr. Kohan no longer beneficially own the Shares held by Artsfare 2023-05 Trust No. 2, and Artsfare 2023-05 Trust No. 2, Verus Protector, LLC and Bessemer Trust Company have ceased to be in a group with the Reporting Persons. Bessemer Trust Company, as trustee of Artsfare 2023-05 Trust No. 2, which holds 35,465,423 Shares, intends, depending on market conditions of the Issuer’s Shares and other conditions, to sell a portion of the Shares held by Artsfare 2023-05 Trust No. 2 from time to time.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

All ownership percentages set forth herein assume that there are 1,119,445,529 Shares outstanding, representing the total number of shares reported by Carnival Corporation as of January 11, 2024 in its Annual Report on Form 10-K filed on January 26, 2024.

(a) and (b)(i)

(i) B Shares, L.P. beneficially owns an aggregate of 80,736,445 Shares (approximately 7.2% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 9 of 12

(ii) B Shares, Inc. beneficially owns an aggregate of 80,736,445 Shares (approximately 7.2% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(iii) Micky Arison beneficially owns an aggregate of 85,670,611Shares (approximately 7.7% of the total number of Shares outstanding),  80,736,445 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2015-94 B Trust, and 1,683,012 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several trusts for the benefit of his children, and 3,251,154 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several grantor-retained annuity trusts. Micky Arison has sole voting and shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 1994 “B” Trust,  the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children and the 3,251,154 Shares held by grantor-retained annuity trusts.

(vii) Richard L. Kohan beneficially owns an aggregate of 85,672,611 Shares (approximately 7.7% of the total Shares outstanding), by virtue of being a trustee of Nickel 2003 Revocable Trust, the sole member of KLR, LLC and owning 1,000 Shares indirectly and 1,000 Shares directly.  Mr. Kohan has shared dispositive power with respect to the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children, the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 3,251,154 Shares held by grantor-retained annuity trusts. Mr. Kohan has shared voting and dispositive power with respect to the 1,000 Shares held by his wife and sole voting and dispositive power with respect to the 1,000 Shares he holds directly.

(viii) KLR, LLC beneficially owns an aggregate of 82,419,457 Shares (approximately 7.4% of the total number of Shares outstanding), by virtue of being a distribution adviser of the Nickel 2015-94 B Trust and various trusts for the benefit of Micky Arison’s children. KLR, LLC has shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children. Accordingly, KLR, LLC may be deemed to beneficially own such Shares for which it exercises voting and/or dispositive power. KLR, LLC disclaims beneficial ownership of all such Shares.

(ix) Nickel 2015-94 B Trust beneficially owns an aggregate of 80,736,445 Shares (approximately 7.2% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. Nickel 2015-94 B Trust has sole voting and dispositive power with respect to all such Shares.

(xi) The Reporting Persons, as a group, beneficially own an aggregate of 85,672,611 Shares (approximately 7.7% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares.

(c) To the best knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days. Neither Bessemer Trust Company, Artsfare 2023-05 Trust No. 2 nor Verus Protector, LLC has effected any transactions in the Shares during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e) As set forth above, on February 9, 2024, each of Artsfare 2023-05 Trust No. 2 (formerly Artsfare 2005 Trust No. 2), Verus Protector, LLC and Bessemer Trust Company have ceased to be in a group with the Reporting Persons.

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 10 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

Item 7.	Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D/A.

Exhibit 54

Joint Filing Agreement, dated as of February 9, 2024, among MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Artsfare 2023-05 Trust No. 2, Versus Protector, LLC, Richard L. Kohan, Nickel 2015-94 B Trust, KLR, LLC and Bessemer Trust Company of Delaware, N.A.

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

MA 1994 B SHARES, L.P.

MA 1994 B SHARES, INC.

MICKY ARISON

ARTSFARE 2005 TRUST NO. 2

NICKEL 2015-94 B TRUST

By:	/s/ Richard L. Kohan
Richard L. Kohan, Attorney-in-fact

KLR, LLC

By:	/s/ Richard L. Kohan
Richard L. Kohan, President

VERUS PROTECTOR, LLC

By:	/s/ Richard L. Kohan
Richard L. Kohan, President

BESSEMER TRUST COMPANY OF DELAWARE, N.A.

By:	/s/ George Kern
George Kern, Chief Executive Officer and President

CUSIP No. Common Stock: 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 12 of 12

INDEX TO EXHIBITS

Exhibits

Exhibit 54

Joint Filing Agreement, dated as of February 9, 2024, among MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Artsfare 2023-05 Trust No. 2, Versus Protector, LLC, Richard L. Kohan, Nickel 2015-94 B Trust, KLR, LLC and Bessemer Trust Company of Delaware, N.A.